

March 17, 2011

Ron Tremblay
Chief Executive Officer
Levon Resources Ltd.
455 Granville Street, Suite 400
Vancouver, British Columbia V6C 1T1
Canada

> **Re:** **Levon Resources Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2010**
> **Filed October 15, 2010**
> **File No. 0-13248**

Dear Mr. Tremblay:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2010

Directors and Senior Management, page 27

1.   It appears from your disclosure that your officers are also executive officers of other companies. Please revise your disclosure to indicate the approximate time or percentage of her or his professional time each devotes to your business.

Major Shareholders and Related Party Transactions, page 36

2.	Please revise your disclosure to identify in each case the individual(s) involved in each listed relationship. For example, and without limitation, please identify the director(s) and officer(s) referenced in the second and third bullet points in the list at page 36.

Engineering Comments

History and Exploration, page 14

3.	Please disclose the following information for each of your properties:

•	The nature your ownership or interest in the property;

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties;

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions;

•	An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions;

•	Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties;

•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees;

•	The area of your claims, either in hectares or in acres.

	Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

4.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property;

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights;

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property;

- A description of any work completed on the property and its present condition;

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment;

- A description of equipment, infrastructure, and other facilities;

- The current state of exploration of the property;

- The total costs incurred to date and all planned future costs;

- The source of power and water that can be utilized at the property;

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: *www.sec.gov/about/forms/industryguides.pdf*.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director